a2a
energie in comune

RECEIVED

2008 MAR 14 A 11:3

[redacted]

08001260

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

March 10, 2008

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

Maria Angela Nardone

Encl.

3/17

Cod. 5986127 - 2.2008

a2a
energie in comune

Consiglio di Sorveglianza - Il Presidente

comunicato stampa

Brescia, 10 March 2008 - The Supervisory Board of A2A, under the chairmanship of Mr. Renzo Capra, met today.

The Supervisory Board, upon verification of the requirements of candidates performed by the Appointment Committee, in full agreement has appointed members of the Management Board:

Giuliano Zuccoli – Chairman
Luigi Morgano – Deputy Chairman
Mario Cocchi
Giovanni Gorno Tempini
Francesco Randazzo
Renato Ravanelli
Simone Rondelli
Paolo Rossetti.

Among the Members of the Management Board met the requirements of independence: Giovanni Gorno Tempini, Luigi Morgano, Simone Rondelli.

END

Per informazioni:
Alfredo Ghiroldi
tel. 030 3554590 – 335 6425845